UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

On May 25, 2023, Lilium N.V. (the “Company”) held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”). Of the total of 398,465,930 of the Company’s shares A and shares B issued, outstanding and eligible to vote as of the record date of April 27, 2023, a quorum of 261,844,203 shares A and 23,113,065 shares B, or approximately 72%, voted at or were represented by proxy at the Extraordinary General Meeting.

A copy of the minutes of the proceedings of the Extraordinary General Meeting is furnished as Exhibit 99.1 hereto. At the Extraordinary General Meeting, the shareholders approved each of the voting items on the agenda, including:

-	Reduction of share capital by reducing the nominal value of each share A, each share B, and each share C and amendment of the articles of association of the Company, including granting of a proxy to each of the directors of the Company and employees of Freshfields Bruckhaus Deringer LLP, Amsterdam office, in having the deed of amendment executed, to become effective two months following the announcement of the filing of such shareholders’ resolutions with the Dutch Commercial Register if no creditor objection;

-	Designation of the board of directors of the Company as the competent body to issue and grant rights to subscribe for shares A in the share capital of the Company up to a maximum of 30% of the issued share capital of the Company at the date of the Extraordinary General Meeting for a period of 36 months from the Extraordinary General Meeting and to limit or exclude statutory pre-emptive rights related thereto; and

-	Authorization, for the purpose of Nasdaq Listing Rule 5635(b), to issue shares A that would result in a beneficial ownership of shares A in excess of 19.99% of number or voting power of the Company’s ordinary shares outstanding, upon the potential future exercise of certain outstanding warrants by Tencent Holdings Limited and its affiliates, including Aceville Pte. Limited, and upon the potential future exercise of such outstanding warrants by any future registered holder of such warrants.

This was an extraordinary general meeting of the Company. The Company will convene an annual general meeting of shareholders later in 2023.

Incorporation by Reference

The contents of this Report on Form 6-K (other than Exhibit 99.1 hereto) are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the SEC on February 3, 2023 (File No. 333-269568), November 25, 2022 (Registration No. 333-268562), October 3, 2022 (File Nos. 333-267718 and 333-267719), the Company’s post-effective amendment No. 1 to Form F-1 on Form F-3 filed with the SEC on October 3, 2022 (File No. 333-265592) and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 25, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Minutes of the Extraordinary General Meeting of Shareholders of Lilium N.V.